Exchange Traded Concepts Trust

10900 Hefner Pointe Drive

Suite 400

Oklahoma City, Oklahoma 73120

VIA EDGAR

November 14, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Request for Withdrawal of Post-Effective Amendment No. 348

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Exchange Traded Concepts Trust (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 348 (“PEA 348”) to the Trust’s Registration Statement on Form N-1A. PEA 348 was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001213900-21-039580) on July 30, 2021 to introduce a new series of the Trust: ROBO Global® Covered Call and Growth ETF (the “Fund”). The automatic effectiveness of PEA 348 has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on October 14, 2022 (Accession No. 0001213900-22-064069) (each, a “BXT Filing” and collectively with PEA 348, the “Filings”), and is scheduled to become effective on November 15, 2022. The Trust also respectfully requests the withdrawal of each BXT Filing.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of the Fund as a series of the Trust. PEA 348 has not yet become effective and no securities have been sold in connection with the Filings.

If you have questions regarding this request, please contact Christopher Menconi of Morgan, Lewis & Bockius LLP at (202) 373-6173.

EXCHANGE TRADED CONCEPTS TRUST

By:	/s/ J. Garrett Stevens
J. Garrett Stevens
President